SOCIAL REALITY, INC.

June 21, 2018

Joshua Shainess

Attorney-Adviser

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

RE:

Social Reality, Inc.

Registration Statement on Form S-3

Filed June 19, 2018

File No. 333-225725

Dear Mr. Shainess:

Pursuant to our telephonic conversation with your office, we were informed that the above referenced registration statement will not be reviewed by the Commission.  Please be advised that Social Reality, Inc. hereby requests that the above referenced registration statement be declared effective at 4:00 p.m. EST, on Friday, June 22, 2018 or as soon as practicable thereafter.

We hereby acknowledge that:

1.

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.

The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christopher Miglino

Christopher Miglino
Chief Executive Officer